

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3030

May 14, 2009

Theodore Holstein, M.D.
President and Chief Executive Officer
Ready Welder Corporation
2259 Warmouth
San Pedro, California 90732

  Re: Ready Welder Corporation
     Registration Statement on Form 10-12G
     Filed April 17, 2009
     File No. 000-53549

Dear Dr. Holstein:

   We have the following comments to your filing. Please file an amendment by June 16, 2009 that responds to our comments. If you cannot amend the filing by that time to correct deficiencies, you should consider withdrawing the filing before it becomes effective by operation of law. You could then re-file when you are able to respond to our comments. If it becomes effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission. Please note that you should file any request for withdrawal by June 16, 2009.

   Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business

1.   Please substantially revise your business section so that your disclosure is
        understandable to investors who may not be experts in your industry.
        Much of your disclosure assumes that the reader is familiar with welding
        terminology, techniques and procedures. In revising your disclosure, please avoid
        technical jargon and instead use concrete, everyday language to explain clearly
        what you do.

2.   Please refer to your company consistently. For example, we note that you
        alternatively refer to "Ready Welder," "RWC" and "the Company" throughout
        your registration statement.

3.   We note that you have not provided any disclosure relating to your use of raw
        materials. Please provide the disclosure required by Regulation S-K
        Item 101(h)(4)(v).

4.   We note your disclosure on page F-15 that "[i]n 2008 and 2007, one customer
        accounted for 78% and 77% of net sales, respectively." We also note your
        disclosure on page 7 that "over 75% of [y]our sales are directly related to two
        contracts…with the United States military." Please disclose any dependence you
        have on one or more major customers in this section. See Regulation S-K
        Item 101(h)(4)(vi). As a related matter, please also file as exhibits the two
        contracts you mention on page 7. See Regulation S-K Item 601(b)(10)(ii)(B).

5.   Please disclose the approximate amount spent on research and development over
        the last two fiscal years. See Regulation S-K Item 101(h)(4)(x).

6.   Please disclose the total number of individuals whom you currently employ, and
        also state how many are full-time. See Regulation S-K Item 101(h)(4)(xii).

Overview of Company, page 3

7.   Please reconcile your disclosure in this section that you "received a patent for
        [y]our Ready Welder II" in 2000 with your disclosure in the penultimate
        paragraph on page 6 that you "received a 14 year United States patent on the
        design of the Ready Welder II" in 1998.

Our Welders, page 3

8.   Please revise your disclosure in this section to explain more clearly what your
        principal products and related target markets are. See Regulation S-K
        Item 101(h)(4)(i). For example, we note your disclosure on page 6 that "[t]he
        Ready Welder II Model 10000-MDP Military Pac is most frequently bought and

used by military branches," but you do not describe such a model on pages 3-5. We also note your disclosure on page 7 that "over 75% of [y]our sales are directly related to two contracts…with the United States military." However, many of the models you describe on pages 3-5 appear to be for civilian use. Please clarify.

9.   Please provide support for the subjective assertions that you make throughout this section. For example, you state on page 3 that the Ready Welder II is "user friendly, [has] quick setup time, [is] economical to use, [and has a] low purchase cost."

10.   Please tell us what you mean when you state that you have a "copyrighted design" for your Ready Welder II.

Military Use, page 6

11.   We note from your risk factor disclosure on page 7 that you appear to be substantially dependent upon sales to the United States military. Please expand your disclosure in this section to explain and quantify this dependence. Refer to Regulation S-K Item 101(h)(4)(vi).

12.   We note that your products are approved for use by the European Union. Disclose under a separate caption the extent to which government approval is required for your products and whether they have been approved for sale in the United States. Also disclose the countries where they are marketed and sold. Please see Regulation S-K Item 101(h)(4)(viii), and add risk factor disclosure, as appropriate.

Patents, page 6

13.   Please disclose the duration of the Canadian patent that you received in 2002. See Regulation S-K Item 101(h)(4)(vii).

Distributorship Agreements, page 6

14.   Please clarify the distribution methods of your products. If you are reliant upon distributors for the majority of your sales, as it appears from your disclosure elsewhere, please say so clearly. Refer to Regulation S-K Item 101(h)(4)(ii).

15.   Please describe the material terms of the Lodestone agreement, and file it as an exhibit. See Regulation S-K Item 601(b)(10).

16.   Please revise your disclosure to state the material terms of your arrangement with Snap-On Tool Company. Please also add risk factor disclosure that addresses your lack of "formal agreement" with Snap-On, given your disclosure in the

following paragraph that your association with Snap-On appears to generate the majority of your annual sales.

Government Contracts, page 7

17.   Please identify (1) the "package of tools with certain specifications" that is the subject of the contract between Snap-On and the U.S. Army and (2) the "units" that you produce each month. Please also clarify how Snap-On apparently has secured a contract on your behalf when you "have no formal agreement" with that distributor. In revising your disclosure in this section, please also state the material terms of the five-year contract, including any applicable termination provisions and whether you are contractually obligated to produce a certain number of units per month. Please also file the agreement as an exhibit and include any relevant risk factor disclosure, as appropriate.

Competition, page 7

18.   Please expand your disclosure to explain your relative competitive position in the welding industry. See Regulation S-K Item 101(h)(iv).

Item 1A. Risk Factors

19.   Please add a risk factor that addresses your dependence on a major customer, as disclosed on page F-15.

20.   We note your disclosure on page 6 that your domestic patent for the Ready Welder II is set to expire in 2012. Please add appropriate risk factor disclosure.

The existing shareholders, including the president of the Company…, page 8

21.   Disclose the number of shares currently outstanding, and clarify that Dr. Holstein and his family own 99.86% of them.

Item 2. Management's Discussion and Analysis of Financial Condition

General, page 8

22.   We note that your disclosure in this section is very similar to your "Overview of Company" section on page 3. The overview in this section should provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned in evaluating the company's financial condition and operating results. This should include a discussion of material business opportunities, challenges and risks, such as those presented by known material trends and uncertainties on which the company's

executives are most focused, and the actions they are taking in response. For example, we note your disclosure on page 8 that your revenues, gross profit and cost of sales all increased significantly in 2008. Please expand your disclosure to provide analysis as to why such significant increases occurred and discuss the effect of those increases on your operating results. Please also explain how current industry trends, if any, affect your business. In revising your disclosure, please ensure that any use of defined terms is clear from the context; we note in this regard your reference to the Ready Welder II as an "in field" welder. For further guidance on the content and purpose of the "Overview," see Interpretive Release No. 33-8350, available on our website at http://www.sec.gov/rules/interp/33-8350.htm.

23.   As appropriate for an investor to better understand the significant estimates and assumptions involved in the application of GAAP, please revise this section to include a discussion of those significant estimates and assumptions that management believes has a material impact on reported financial condition and results of operations and on the comparability of such reported information over different reporting periods. Refer to the interpretative MD&A guidance in our Release 33-8350 found at www.sec.gov.

24.   Further to the above, please revise to include a discussion of the methodology used by management in determining how you evaluate your inventory for obsolescence. Your discussion should include the significant assumptions made and estimates used in such calculation. Refer to the guidance provided in FR-60 and FR-72.

Results of Operations for Ready Welder Corporation, page 8

25.   Please revise this section to provide analysis of your results of operations. Discuss why revenues have increased, why your gross profit margin has increased and why selling, general and administrative expenses have increased. Specifically discuss the impact of changes in volume and pricing on your revenues and gross profit. Refer to the guidance in Item 303(a)(3) of Regulation S-K.

26.   Please revise this section to discuss all material changes within your line items from your statement of operations such as changes in your interest expense, gain (loss) on marketable equity securities, and income tax expense for each report period presented. For instance, please revise to explain why you reported $74,746 and $0 of income tax expense for fiscal 2008 and fiscal 2007, respectively. Refer to the guidance in Item 303(a) of Regulation S-K.

Liquidity and Capital Resources, page 9

27.   Please expand the disclosure in this section to discuss:

- any known trends, events or uncertainties that have or are reasonably likely to have a material impact on your short-term or long-term liquidity;

- how long you can satisfy your cash requirements and whether you will have to raise additional funds in the next twelve months;

- the effect of current economic conditions on your liquidity and capital resources;

- your material commitments for capital expenditures as of the end of fiscal year 2008, the general purpose of such commitments and the anticipated source of funds necessary to fulfill such commitments;

- any expected purchase or sale of plant and significant equipment; and

- any expected significant changes in the number of employees.

Refer to Item 303 of Regulation S-K.

Item 3. Properties, page 9

28.   Please tell us why you have not included information in this section about the property you have listed on the cover page as your principal executive offices.

29.   Please disclose the size of your facilities and expand your disclosure in this section so that investors may ascertain how your facilities are utilized. Are your welders manufactured at your "headquarters" location, or elsewhere?
Refer to Instruction 1 to Regulation S-K Item 102.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 9

30.   Please revise your disclosure in this section to reflect the tabular disclosure required by Regulation S-K Item 403(a).

31.   Please file as an exhibit the agreement that memorializes the loan arrangement between Ready Welder Corporation and Dr. Holstein.

Item 5. Directors and Executive Officers, page 10

32.   Please expand to include the disclosure required by Item 407 of Regulation S-K
        with regard to corporate governance.

Item 6. Executive Compensation

Executive Compensation, page 10

33.   Please provide a narrative description that explains why you have not paid
        compensation to your executive officers. Refer to Regulation S-K Item 402(o).

Item 7. Certain Relationships and Related Transactions…, page 11

34.   We note your disclosure in the first paragraph of this section. Please expand your
        disclosure to state the amount and value of shares issued to Dr. Holstein in
        April 2009. It appears that the conversion price per share for Dr. Holstein was
        half the purchase price that 34 investors paid in private offerings. Please discuss.
        See Regulation S-K Item 404(a).

35.   We note a debt of $42,273 remains outstanding and payable to Dr. Holstein.
        Please provide the disclosure required by Regulation S-K Item 404(a)(5).

36.   Please tell us how the outstanding note receivable in Note 4 to your financial
        statements is consistent with Section 13(k) of the Securities Exchange of 1934.

Market Price of and Dividends of the Registrant's Common Equity…, page 11

37.   Expand to disclose your intent with regard to applying for listing of your common
        stock. Supplementally tell us why you are registering your securities.

Item 10. Recent Sales of Unregistered Securities, page 11

38.   We note your disclosure that "[b]etween August 1, 2008 and January 31, 2009,
        [you] sold 10,400 shares to 34 investors at $0.50 per share" and that you "relied
        upon Section 4(2) and Rule 505 under the Securities Act…in these offerings."
        Please expand your disclosure to:

        •   state the title of securities that were sold;

        •   provide the disclosure required by Regulation S-K Item 701(b);

        •   state the aggregate offering price and the aggregate underwriting discounts
                or commissions, if any; and

- state briefly the facts you relied upon when claiming the exemption from registration under the Securities Act. See Regulation S-K Item 701(d).

Item 11. Description of Registrant's Securities to be Registered

Common Stock, page 11

39.   Please expand your disclosure in this section to briefly state the vote required by security holders to take action. See Regulation S-K Item 202(a)(1).

Preferred Stock, page 12

40.   We note your disclosure on the top of page 8 regarding the differing voting rights for the holders of your Class A Preferred Stock. Please revise this section to reflect the voting rights and other material terms for your outstanding preferred stock.

Item 13. Financial Statements, page F-1

Index to Consolidated Financial Statements, page F-1

General

41.   Please update the financial statements, as applicable, as required by Rule 8-08 of Regulation S-X.

Notes to Financial Statements, page F-7

42.   We note from page 10 that you did not pay your executive officers any salary during each reporting period presented. Please revise your notes to disclose the terms of your compensation arrangements with your executive officers. Within your revised disclosure, please quantify the compensation arrangements made within your executive officers that resulted in below-market compensation expense.

*   *   *

Please file an amendment that responds to these comments by June 16, 2009. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins at (202) 551-3639 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director